Exhibit 99.2

Certain portions of this exhibit have been redacted or omitted in accordance with Item 601(a)(6) of Regulation S-K

SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT (the “Agreement”) is made and entered into as of November 7, 2025 (“Execution Date”) by and among:

1.	Pintec Technology Holdings Limited, a public company incorporated in Cayman Islands and is currently listed on NASDAQ (the “Transferor”);

2.	Vantage Capital Global Limited (萬盈资本有限公司), a business company incorporated in the British Virgin Islands (the “Transferee”); and

3.	Romantic Park Holdings Limited, a limited company incorporated in Cayman Islands (the “Company”).

The Company and any other Person directly or indirectly controlled by the Company, including the corporations to be established or acquired after the date hereof collectively, are referred to collectively herein as the “Group Companies”, and each a “Group Company”.

RECITALS

A.     As of the date hereof, the Transferor is the sole shareholder of the Company;

B.     The Transferor intend to sell an aggregate of 1 ordinary share of the Company (the “Transferred Share”), representing 100% of the outstanding issued share of the Company, held by it and any and all rights, title, interests and obligations in and to the Transferred Share to the Transferee, and the Transferee intends to purchase, acquire and accept from the Transferor, all of such rights, title, interests and obligations in and to the Transferred Share from the Transferor, on the terms and conditions set forth in this Agreement (the “Transfer”);

C.     In this Agreement, unless the context otherwise requires, capitalized terms used herein shall have the meanings ascribed to them in ARTICLE I hereto.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

Definitions

In this Agreement the following words and expressions shall have the following meanings:

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by law to be closed in the United States, PRC, Hong Kong, Cayman Islands and British Virgin Islands.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Law” or “Laws” shall mean any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any governmental authority, in each case as amended, and any and all applicable governmental orders.

“Lien” shall mean any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by contract, understanding, law, equity or otherwise.

“Memorandum and Articles” shall mean the amended and restated memorandum and articles of association of the Company, to be adopted in accordance with applicable Laws on or before the Closing, as amended and restated from time to time.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and the islands of Taiwan.

“Transaction Documents” means this Agreement and each of the other agreements and documents delivered or otherwise required in connection with implementing the transactions contemplated by any of the foregoing.

ARTICLE II

AGREEMENT TO PURCHASE AND SELL SHARES

SECTION2.01	Agreement to Purchase and Sell Transferred Share.

Subject to the terms and conditions set forth herein, the Transferor agrees to sell, assign, transfer and deliver all its right, title and interest in and to the Transferred Share owned by it to the Transferee, free and clear of all Lien, and the Transferee agrees to purchase the Transferred Share, in consideration of the entry into certain debt assignment and/or assumption agreement by and among the Transferor, the Company and certain other parties thereto.

SECTION2.02	Post-Closing Shareholding Structure.

After the Closing as defined below, the post-Closing shareholding structure of the Company (on a fully diluted and as converted basis) immediately after the Closing is as set forth in Schedule I hereto, and in any circumstance, the Transferee shall hold 100% of the then issued shares of the Company (on a fully diluted and as-converted basis) immediately after the Closing.

SECTION2.03	Succession to Rights and Obligations.

Upon Closing, all rights obligations, title, and interests in and to the Transferred Share, as well as all rights, benefits, obligations, liabilities, risks, litigation, debts, and contingent liabilities of every kind, whether known or unknown, accrued or unaccrued, relating to the Company and each and every one of the Group Companies, shall be deemed transferred to and assumed by the Transferee with effect from 31 October 2025.

ARTICLE III

CLOSINGS; DELIVERY

SECTION3.01	Closing.

The consummation of Transfer pursuant to ARTICLE II (the “Closing”, the date of which is referred herein as the “Closing Date”) shall take place via exchange of documents and signatures remotely within five (5) Business Days after all Closing conditions specified in ARTICLE VII hereof have been waived by the Transferee or satisfied (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing) and all conditions specified in ARTICLE VIII hereof have been waived by the Transferor or satisfied (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing), or at such other time as the Transferor and Transferee shall agree in writing.

SECTION3.02	Delivery.

At the Closing, in addition to any items the delivery of which is made an express condition at the Closing pursuant to Article VII and ARTICLE VIII,

(a)           the Transferor shall surrender to the Company for cancellation its original share certificate(s) representing the Transferred Share being transferred (or certificates of indemnity for lost or destroyed certificates in agreed form), and the Transferor and/or the Company shall deliver the following items to the Transferee:

(i)	a copy of the resolution of the sole shareholder and the sole director of the Company approving the transactions contemplated in this Agreement that, subject to, and with effect from, Closing, by the Company;

(ii)	a copy of the resolution of the directors of the Transferor approving the transactions contemplated in this Agreement that, subject to, and with effect from, Closing, by the Transferor;

(iii)	a copy of the updated the register of members of the Company, reflecting the Transferee as the sole shareholder of the Transferred Share and otherwise consistent with the post-Closing shareholding structure of the Company immediately after the Closing as set forth in Schedule I hereto, by the Company;

(iv)	a copy of the updated the register of directors of the Company, reflecting the resignation of the director designated by the Transferor and the appointment of the director designated by the Transferee, by the Company;

(v)	a copy of the duly issued share certificate of the Company, representing the Transferred Share held by the Transferee, by the Company;

(vi)	the compliance certificate referred to in Section 7.04 as of the Closing Date, by the Transferor and the Company.

(b)          the Transferee shall deliver to the Transferor:

(i)	a copy of the resolution of the sole shareholder and the sole director of the Transferee approving the transactions contemplated in this Agreement that, subject to, and with effect from, Closing;

(ii)	the compliance certificate referred to in Section 8.04 as of the Closing Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE TRANSFEROR AND THE COMPANY

The Transferor and the Company hereby jointly and severally represent and warrant to the Transferee, as of the date hereof, as follows.

SECTION4.01	Organization, Standing and Authorization.

Each of the Transferor and the Company is duly incorporated or organized, validly existing, not insolvent and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and to perform each of its obligations hereunder and under any agreement contemplated hereunder to which it is a party. Each of the Transferor and the Company has the necessary corporate power and authority to enter into and perform this Agreement, and this Agreement will, when executed, constitute legal, valid and binding obligations on the Transferor and the Company, enforceable against it in accordance with its respective terms.

SECTION4.02	Approvals.

Each of the Transferor and the Company has taken all necessary actions and obtained all internal and external approvals and authorizations to empower it to enter into and to perform its obligations under this Agreement.

SECTION4.03	Ownership of the Transferred Share.

The Transferor is the legal and beneficial owner of its Transferred Share and has the full right, power and authority to sell and transfer its Transferred Share. The Transferred Share which to be sold hereunder are owned free and clear of any Encumbrance. The Transferred Share is subject to no restrictions with respect to transferability, except compliance with applicable laws and any applicable provisions under the Transaction Documents.

SECTION4.04	No Conflict.

The execution, delivery and performance by the Transferor and the Company of this Agreement will not result in a material breach of (i) the constitutional documents of the Transferor and the Company; (ii) any applicable law or governmental order applicable to the Transferor and the Company; or (iii) any contract to which the Transferor or the Company is a party, which would adversely affect the ability of the Transferor or the Company to perform its obligations under the Agreement, and to consummate the transactions contemplated hereunder.

SECTION4.05	Subsidiaries; Group Structure.

Each of the Transferor and the Company hereby, by entering into this Agreement, confirms that Schedule II of the Agreement is a true and correct reflection of the shareholding structure and beneficial ownership of each Group Company.

SECTION4.06	Insolvency.

Each of the Transferor or the Company is not insolvent under the applicable laws or unable to pay its debts as they fall due. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Each of the Transferor or the Company and, so far as each of the Transferor and the Company is aware, no events have occurred which, under the applicable laws, would justify such proceedings.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREE

The Transferee hereby represents and warrants to the Transferor, as of the date hereof, as follows.

Section 5.01	Organization, Standing and Authorization.

The Transferee is duly incorporated or organized, validly existing, not insolvent and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and to perform each of its obligations hereunder and under any agreement contemplated hereunder to which it is a party. The Transferee has the necessary corporate power and authority to enter into and perform this Agreement, and this Agreement will, when executed, constitute legal, valid and binding obligations on the Transferee, enforceable against it in accordance with its respective terms.

Section 5.02	Approvals.

The Transferee has taken all necessary actions and obtained all internal and external approvals and authorizations to empower it to enter into and to perform its obligations under this Agreement.

Section 5.03	No Conflict.

The execution, delivery and performance by the Transferee of this Agreement will not result in a material breach of (i) the constitutional documents of the Transferee; (ii) any applicable law or governmental order applicable to the Transferee; or (iii) any contract to which the Transferee is a party, which would adversely affect the ability of the Transferee to perform its obligations under the Agreement, and to consummate the transactions contemplated hereunder.

Section 5.04	Insolvency.

The Transferee is not insolvent under the applicable laws or unable to pay its debts as they fall due. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Transferee and, so far as the Transferee is aware, no events have occurred which, under the applicable laws, would justify such proceedings.

ARTICLE VI

COVENANTS

Section 6.01	Use of the Group Companies’ Name or Logo.

The Transferee and Company hereby consent, and the Transferee shall cause the Group Companies and their shareholders to consent, within twelves (12) months following the Closing Date or such other longer period as agreed by the Transferor and the Transferee, (i) the Transferor shall be entitled to use, publish or reproduce the names of the Group Companies or any similar names (including but not limited to “Pintec”, “PT” and “品钛”, if applicable), trademarks, logos, copyrights, domain names or other intellectual property rights in any of its marketing, advertising or promotion materials or otherwise for any marketing, advertising, promotional or any other reasonable purposes, and (ii) the Transferor shall be entitled to retain and use, on a royalty-free basis, the Group Companies’ proprietary software, IT platforms and systems solely for the Transferor’s transitional purposes.

ARTICLE VII

CONDITIONS TO CLOSING

The obligation of the Transferee to purchase the Transferred Share at the Closing is subject to the fulfillment, to the satisfaction of the Transferee (or waiver thereof by the Transferee in writing) on or prior to the Closing Date, of the following conditions:

Section	7.01 Representations and Warranties True and Correct.

The representations and warranties made by the Transferor in Article IV hereof shall be true and correct and complete when made, and shall be true and correct and complete as of the Closing Date with the same force and effect as if they had been made on and as of such date, subject to changes contemplated by this Agreement.

Section 7.02	Approvals and Consents.

Each of the Transferor and the Company shall have obtained any and all approvals, consents and waivers necessary for consummation of the transactions contemplated by this Agreement, including, but not limited to, (i) all permits, authorizations, approvals, consents or permits of any governmental authority or regulatory body, (ii) the sole shareholder and sole director approvals of the Company necessary to facilitate this Agreement and the transactions contemplated hereunder, and (iii) the board approval of the Transferor necessary to facilitate this Agreement and the transactions contemplated hereunder.

Section 7.03	Execution of Transaction Documents.

Each of the parties to the Transaction Documents shall have executed and delivered such Transaction Documents to the Transferee.

Section 7.04	Compliance Certificate.

At the Closing, the Transferor and the Company shall deliver to the Transferee a compliance certificate, dated the date of the Closing, signed by the Transferor and the Company, certifying that the conditions specified in Article VII have been fulfilled and stating that there shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or conditions of the Group Companies since the date of this Agreement.

ARTICLE VIII

CONDITIONS TO CLOSING

The obligation of the Transferor to sell the Transferred Share at the Closing is subject to the fulfillment, to the satisfaction of the Transferor (or waiver thereof by the Transferor in writing) on or prior to the Closing Date, of the following conditions:

Section 8.01	Representations and Warranties True and Correct.

The representations and warranties made by the Transferee in Article V hereof shall be true and correct and complete when made, and shall be true and correct and complete as of the Closing Date with the same force and effect as if they had been made on and as of such date, subject to changes contemplated by this Agreement.

Section 8.02	Approvals and Consents.

The Transferee shall have obtained any and all approvals, consents and waivers necessary for consummation of the transactions contemplated by this Agreement, including, but not limited to, (i) all permits, authorizations, approvals, consents or permits of any governmental authority or regulatory body, and (ii) all necessary sole director and sole shareholder approvals of the Transferee necessary to facilitate this Agreement and the transactions contemplated hereunder.

Section 8.03	Execution of Transaction Documents.

Each of the parties to the Transaction Documents shall have executed and delivered such Transaction Documents to the Transferor.

Section 8.04	Compliance Certificate.

At the Closing, the Transferee shall deliver to the Transferor a compliance certificate, dated the date of the Closing, signed by the Transferee, certifying that the conditions specified in Article VIII have been fulfilled.

ARTICLE IX

MISCELLANEOUS

Section 9.01	Governing Law.

This Agreement shall be governed by and construed exclusively in accordance with the Laws of Hong Kong, without regard to principles of conflicts of law thereunder.

Section 9.02	Survival.

The representations, warranties, covenants and agreements made herein shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby.

Section 9.03	Successors and Assigns.

Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto whose rights or obligations hereunder are affected by such amendments. This Agreement and the rights and obligations therein may not be assigned by the Transferee without the written consent of the Transferor.

Section 9.04	Entire Agreement.

This Agreement and other Transaction Documents, and the schedules and exhibits hereto and thereto, which are hereby expressly incorporated herein by this reference constitute the entire understanding and agreement between the parties with regard to the subjects hereof and thereof; provided, however, that nothing in this Agreement or related agreements shall be deemed to terminate or supersede the provisions of any confidentiality and nondisclosure agreements executed by the parties hereto prior to the date hereof, which agreements shall continue in full force and effect until terminated in accordance with their respective terms.

Section 9.05	Notices.

Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party, upon delivery; (b) when sent by facsimile at the number set forth in Schedule III hereto, upon receipt of confirmation of error-free transmission; (c) seven (7) business days after deposit in the mail as air mail or certified mail, receipt requested, postage prepaid and addressed to the other party as set forth in Schedule III; or (d) three (3) business days after deposit with an overnight delivery service, postage prepaid, addressed to the parties as set forth in Schedule III with next business day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this section by giving, the other parties written notice of the new address in the manner set forth above.

Section 9.06	Amendments.

Any term of this Agreement may be amended only with the written consent of the Transferor.

Section 9.07	Delays or Omissions.

No delay or omission to exercise any right, power or remedy accruing to the Transferor and the Transferee, upon any breach or default of any party hereto under this Agreement, shall impair any such right, power or remedy of such Transferor or Transferee, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach of default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Transferor or Transferee of any breach of default under this Agreement or any waiver on the part of the Transferor or Transferee of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to the Transferor and the Transferee shall be cumulative and not alternative.

Section 9.08	Interpretation; Titles and Subtitles.

This Agreement shall be construed according to its fair language. The rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in interpreting this Agreement. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless otherwise expressly provided herein, all references to Sections and Exhibits herein are to Sections and Exhibits of this Agreement. As used in this Agreement, the words “include” and “including”, and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”.

Section 9.09	Counterparts.

This Agreement may be executed (including facsimile signature) in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Section 9.10	Severability.

If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly effects the parties’ intent in entering into this Agreement.

Section 9.11	Confidentiality and Non-Disclosure.

Each party agrees to keep the terms of this Agreement strictly confidential and shall not disclose the same or use the same or the name of the other party in any publicity, advertisement or other disclosure with regard to this Agreement without the prior written consent of the other parties (as the case may be) except (a) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body; (b) where such information is required to be disclosed by the parties to their respective advisers in connection with this Agreement and the transactions contemplated hereunder, so long as such advisers are under a duty or obligation of confidentiality that is no less strict than this Section 9.11 to the respective parties; (c) where required by the rules of any stock exchange on which the shares or other securities of such party (or its affiliates) are listed or be listed; or (d) required by any other applicable laws.

In the event that a party is required to disclose any confidential information pursuant to any of the foregoing exceptions, such party shall, to the extent legally permissible, promptly provide the other parties with written notice of such request or requirement, and shall use reasonable efforts to seek confidential treatment, protective order or other appropriate remedy. In any event, such party shall only disclose that portion of the information that is legally required to be disclosed, and shall use reasonable efforts to ensure that confidential treatment is accorded to such disclosed information.

Section 9.12	Further Assurances.

Each party shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this Agreement.

Section 9.13	Dispute Resolution.

(a)               Negotiation Between Parties. The parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement. If the negotiations do not resolve the dispute to the reasonable satisfaction of all parties within thirty (30) days, Section 9.13(b) shall apply.

(b)               Arbitration. In the event the parties are unable to settle a dispute between them regarding this Agreement in accordance with subsection (a) above, such dispute shall be referred to and finally settled by arbitration at Hong Kong International Arbitration Centre (the “HKIAC”). The arbitration shall be conducted in accordance with the HKIAC’s arbitration rules as in effect at the time of submission to arbitration. The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

Section 9.14	Expenses.

Each Party shall be responsible for all of its own costs and expenses incurred by it or on its behalf in connection with the negotiation, execution, delivery and performance of this Agreement and other Transaction Documents and the transactions contemplated hereby and thereby.

Section 9.15	Termination.

This Agreement may be terminated by (i) mutual consent of the parties in writing; or (ii) by the Transferor if the Closing has not occurred within a month or other longer period solely decided by the Transferor after the Execution Date.

If this Agreement is terminated as provided in this Section 9.15, this Agreement shall be of no further force or effect and the termination will relieve any party from any liability for any breach of this Agreement prior to such termination. The provisions of Section 9.01, Section 9.11, Section 9.13 and this Section 9.15 shall survive the termination of this Agreement.

EXECUTED as a deed.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

THE TRANSFEROR:

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang
Name: Zexiong Huang
Title: Director

Witness:

By:	/s/ Xiaofeng Cui
Name: Xiaofeng Cui

Project Sinotransfer – Share Transfer Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

THE TRANSFEREE:

Vantage Capital Global Limited (萬盈资本有限公司)

By:	/s/ Jun Lang
Name: Jun Lang
Title: Director

Witness:

By:	/s/ Xiaofeng Cui
Name: Xiaofeng Cui

Project Sinotransfer – Share Transfer Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

THE COMPANY:

Romantic Park Holdings Limited

By:	/s/ Jun Dong
Name: Jun Dong
Title: Director

Witness:

By:	/s/ Xiaofeng Cui
Name: Xiaofeng Cui

Project Sinotransfer – Share Transfer Agreement

SCHEDULE I

A.	Prior-Closing Capitalization of the Company (on a fully diluted and as converted basis)

Shareholders’ Name	Class of Shares	Number of Shares	Shareholding Percentage of Voting Shares
Pintec Technology Holdings Limited	ordinary share	1	100%
Total		1	100%

B.	Post-Closing Capitalization of the Company (on a fully diluted and as converted basis)

Shareholders’ Name	Class of Shares	Number of Shares	Shareholding Percentage of Voting Shares
Vantage Capital Global Limited (萬盈资本有限公司)	ordinary share	1	100%
Total		1	100%

SCHEDULE II

Group Structure

SCHEDULE III

Notices

If to the Transferor:

Pintec Technology Holdings Limited

Attn: Xiaofeng Cui

Tel: +[********]

If to Transferee:

Vantage Capital Global Limited (萬盈资本有限公司)

Attn: Jun Lang

Tel: +[********]

If to the Company (before Closing):

Romantic Park Holdings Limited

Attn: Xiaofeng Cui

Tel: +[********]

If to the Company (after Closing):

Romantic Park Holdings Limited

Attn: Jun Lang

Tel: +[********]